UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-274455) and Form F-3 (File No. 333-274458, 333-263338 and 333-269260), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

On December 13, 2023, SaverOne 2014 Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with YA II PN, LTD (“YA”) pursuant to which the Company agreed to sell and issue in a registered direct offering (the “Registered Offering”) 8,333,335 ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), of the Company represented by 1,666,667 American Depositary Shares (“ADSs”), at an offering price of $0.60 per ADS. Each ADS represents five Ordinary Shares.

The Purchase Agreement contains representations, warranties, indemnification and other provisions customary for transactions of this nature. Aggregate gross proceeds from the Registered Offering are expected to be approximately $1.0 million, before deducting the offering expenses payable by the Company. No placement agent commissions or fees are payable in this transaction. The Registered Offering is expected to close on or about December 15, 2023, subject to satisfaction of customary closing conditions.

The Ordinary Shares representing ADSs and the ADSs to be issued in the Registered Offering will be issued pursuant to a prospectus supplement dated as of December 13, 2023, which will be filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-274458), which became effective on September 27, 2023, and the base prospectus dated as of September 27, 2023 contained in such registration statement.

This Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the Purchase Agreement is not complete, and is qualified in its entirety by reference to the full text of such document, a copy of which is filed as an exhibit to this Report on Form 6-K and is incorporated by reference herein.

A copy of the opinion of Doron, Tikotzky, Kantor, Gutman, Nass, Amit Gross & Co. relating to the securities to be issued in the Registered Offering is attached as Exhibit 5.1.

SEPA Update

As of the date hereof, the Company has issued 5,000,000 ADSs representing 25,000,000 ordinary shares to YA, pursuant to that certain Standby Equity Purchase Agreement dated June 5, 2023 that the Company entered into with YA (the “SEPA”), and to the Company’s knowledge, all of the ordinary shares represented by ADSs that were included in the registration statement on Form F-1 (File No. 333-272486) have been resold by YA. The Company intends to file a new registration statement to register additional ordinary shares represented by ADSs for resale by YA pursuant to the SEPA shortly.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the offering is expected to close on or about December 15, 2023. In fact, the closing of the offering is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of Doron, Tikotzky, Kantor, Gutman, Nass, Amit Gross & Co.
10.1	Form of Securities Purchase Agreement, dated December 13, 2023
23.1	Consent of Doron Tikotzky Kantor Gutman, Nass & Amit Gross (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: December 13, 2023	By:	/s/ Ori Gilboa
		Name:	Ori Gilboa
		Title:	Chief Executive Officer

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